UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934**

1ST NET TECHNOLOGIES, INC.

(Name of Registrant as specified in its charter)

**1869 W. Littleton Boulevard
Littleton, Colorado 80120**

Colorado	33-0756798
(State of incorporation)	(IRS Employer Identification #)

(Name of Person(s) Filing Proxy Statement, if Other Than Registrant)

[X]   Filed by the Registrant
[   ]   Filed by a Party other than the Registrant

[X]   Preliminary Proxy Statement
[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ]   Definitive Proxy Statement
[   ]   Definitive Additional Materials
[   ]   Soliciting Material Pursuant to Rule 14a-12

[   ]   No fee required
[X]   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

Title of each class of securities to which transaction applies:	Common
Aggregate amount:	36,050,000
Proposed price per unit:	$0.1575
Proposed maximum aggregate value:	$5,677,875
Total fee paid:	$668.29

[   ]   Fee previously paid with preliminary materials.
[   ]   Part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and the filing for which the offsetting fee was paid previously is identified. Identification of the previous filing is by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	
Form, Schedule or Registration Statement No.:	
Filing Party:	
Date Filed:	


1ST NET TECHNOLOGIES, INC.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

_____

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON February 17, 2005

_____

TO OUR SHAREHOLDERS:


Notice is hereby given that an Annual Meeting of Shareholders (the "Meeting") of 1st Net Technologies, Inc. will be held at the Company's principal executive offices, 1869 W. Littleton Boulevard, Littleton, Colorado 80120, on February 17, 2005 at 10:00 a.m., local time, for the purpose set forth in this Notice. A Proxy Card and a Proxy Statement for the meeting are enclosed.

The Meeting is for the purpose of considering and acting upon:

1. Amending the Bylaws and or Articles of Incorporation to increase the number of board positions to five (5).

2. The election of five (5) directors to our Board of Directors, to serve until resignation or removal from office, or until respective successor(s) are elected and qualified;

3. Approval of the reorganization of VOS Systems, Inc., a California corporation, with 1st Net Technologies, Inc., a public Colorado corporation; Approval of Proposal #5, #6 and #7 are required to complete the reorganization

4. Amending the Articles of Incorporation changing the company name to VOS Systems, Inc. or similar subject to availability and approval of the Colorado secretary of state.

5. Amending the Articles of Incorporation to increase the number of common shares authorized to ninety million (90,000,000)

6. Approval of the required share issuances to complete the share exchange pursuant to the plan of reorganization with VOS systems, Inc.

7. Approval of the distribution of a company asset to the company Chairman and President, Mr. Jim Watson.

8. Approval to change the fiscal year of 1st Net Technologies, Inc. to end on September 30 of each year.

Any action may be taken on any one of the foregoing proposals at the Meeting on the date specified above or on any date or dates to which the Meeting may be adjourned.   Only shareholders of record as of the close of business on December 27, 2004 are entitled to notice of and to vote at the Meeting. Our stock transfer books will remain open. There is printed on the following pages a Proxy Statement to which your attention is invited. Please read it carefully.

You are requested to fill in and sign the enclosed form of Proxy which is solicited by the Board of Directors and to mail it promptly in the enclosed envelope. The Proxy will not be used if you attend and vote at the meeting in person.

By Order of the Board of Directors

James H. Watson, Jr.
President and Chief Executive Officer

Littleton, Colorado
January 17, 2005

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED REGARDLESS OF THE NUMBER YOU OWN. EVEN IF YOU PLAN TO BE PRESENT, YOU ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED POSTAGE PREPAID, ADDRESSED ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE EITHER IN PERSON OR BY YOUR PROXY. ANY PROXY GIVEN MAY BE REVOKED BY YOU IN WRITING OR IN PERSON AT ANY TIME PRIOR TO THE EXERCISE THEREOF.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON February 17, 2005

INTRODUCTORY STATEMENT

This Proxy Statement and accompanying Proxy are furnished in connection with a solicitation of Proxies by the Board of 1st Net Technologies, Inc. (the "Company) for use at the Annual Meeting of Shareholders of the Company, to be held at:

1st NET TECHNOLOGIES, INC.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

on

February 17, 2005, at 10:00 a.m., local time,

for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. References in this document to "us",”our”, "we" or "the Company" refer to 1st Net Technologies, Inc. and its predecessor.

Shareholders of record at the close of business on December 27, 2004 will be entitled to receive notice of and to vote at the meeting. Each share of common stock is entitled to one vote for each matter submitted to a vote at the meeting. Shares represented by executed and unrevoked Proxies will be voted in accordance with the specifications made thereon. If the enclosed form of Proxy is executed and returned, it nevertheless may be revoked by giving another Proxy or by letter or telegram directed to the Company. Any such revocation must show the shareholder's name and must be received prior to the commencement of the meeting in order to be effective. Additionally, any shareholder attending the meeting in person, who wishes to do so, may vote by ballot at the meeting, thereby canceling any Proxy previously given. Proxy materials will be mailed to shareholders of record on or about January 17, 2005.

Shareholder of Record: Shares Registered in Your Name
If on December 27, 2004 your shares were registered in your name with 1st Net Technologies, Inc.’s transfer agent, then you are a shareholder of record. As a shareholder of record, you may vote in person at the meeting or vote by proxy. Whether or not you intend to attend the meeting, you are encouraged to fill out and return the enclosed proxy card to ensure your vote is counted.

Beneficial Owner: Shares Registered in the Name of a Broker or Bank
If on December 27, 2004 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the meeting unless you request and obtain a valid proxy from your broker or other agent.

Multiple Shareholders Sharing the Same Address
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement addressed to those shareholders. This process potentially means extra convenience for shareholders and cost savings for companies. Shareholders sharing a same address may either contact the Company by written request, or contact their broker, as applicable; to request single or multiple proxy statement and annual report delivery, as may be desired.

Cost of Solicitation of Proxies
The cost of solicitation will be borne by us. We will reimburse brokerage firms and other custodians, nominees, and fiduciaries for reasonable expenses incurred by them in sending proxy material to the beneficial owners of common stock. In addition to solicitation by mail, our directors and officers may solicit Proxies personally or by telegraph or telephone, without additional compensation.

VOTING AND RELATED MATTERS

Quorum Requirement

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present if shares representing a majority of the voting power of the outstanding shares are represented by shareholders present at the meeting or by proxy. On the record date, there were 6,395,357 shares of common stock outstanding and entitled to vote. Your shares will be counted towards the quorum only if a valid proxy vote is submitted or you vote at the meeting. Abstentions and non-votes will be counted towards the quorum.

Proposal Approval Requirements

Shareholders may vote "For" each nominee for director or abstain from voting for any nominee. For each of the other matters, shareholders may vote "For" or "Against" or abstain from voting.

Proposal One – Increasing the Board of Directors
The amendment must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Two – Election of Directors
Each nominee must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Three – Approval of the reorganization of VOS Systems, Inc. into 1st Net Technologies, Inc.
Approval of the reorganization by and between VOS Systems, Inc. and 1st Net Technologies, Inc., including the required share issuances, requires an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting. Approval of Proposals #5, #6 and #7 are required to complete the reorganization.

Proposal Four – Name Change to VOS Systems, Inc.

Amending the Articles of Incorporation changing the company name to VOS Systems, Inc or similar subject to availability and approval of the Colorado secretary of state must be approved by an affirmative vote of a majority of the outstanding and issued entitled to vote at the meeting.

Proposal Five – Increasing the Common Shares
Amending the Articles of Incorporation to increase the number of common shares authorized to ninety million (90,000,000) must be approved by an affirmative vote of a majority of the outstanding and issued entitled to vote at the meeting.

Proposal Six – Approval of Share Exchange Issuances
Approval of the required share issuances to complete the share exchange pursuant to the plan of reorganization with VOS Systems, Inc. must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Seven – Approval of distribution of an asset
Approval of the distribution of an asset to the company Chairman and president Mr. Jim Watson pursuant to the plan of reorganization with VOS Systems, Inc. must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Proposal Eight – Approval to change the fiscal year to end on September 30.

Approval to change the fiscal year of 1st Net Technologies, Inc. to end on September 30 of each year must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

Vote Counting

Votes will be counted by the inspector appointed for the meeting, who will separately count "For", "Against", abstentions and non-votes. Abstentions and non-votes will not be counted towards the vote total for any proposal except Proposal Two, which will have the same effect as an "Against" vote.

Voting Results

Preliminary voting results will be announced at the annual meeting. Final voting results will be published in the Company's quarterly report on Form 10-QSB subsequent to the meeting.

ACTION TO BE TAKEN UNDER THE PROXY

Proxies in the accompanying form that are properly executed and returned will be voted at the Annual Meeting in accordance with the instructions thereon. Any proxy upon which no instructions have been indicated with respect to a specific matter will be voted as follows with respect to such matter:

(1) "FOR" Amending the Bylaws and or Articles of Incorporation to increase the number of board positions to five (5);

(2) "FOR" the election of each of the five (5) persons named in this Proxy Statement as Management's nominees for election to our Board of Directors;

(3) "FOR" approval of the reorganization by and between VOS Systems, Inc. and 1st Net Technologies, Inc.;

(4) "FOR" Amending the Articles of Incorporation changing the name of the company to VOS Systems, Inc. or similar;

(5) "FOR" Amending the Articles of Incorporation to increase the number of common shares authorized to ninety million (90,000,000);

(6) "FOR" Approval of the required share issuances to complete the share exchange pursuant to the plan of reorganization with VOS systems, Inc.

(7) "FOR" Approval of the distribution of a company asset to the company Chairman and President, Mr. Jim Watson.

(8) "FOR" Approval to change the fiscal year of 1st Net Technologies, Inc. to end on September 30 of each year.

RELATED MATERIALS

The Company's Annual Report on Form 10-KSB for the fiscal year ending December 31, 2003 is available online at www.sec.gov through the Securities and Exchange Commission EDGAR database. Any shareholder who is unable to retrieve a copy of such Annual Report may obtain a copy by writing to us. The Annual Report is not to be treated as part of the proxy solicitation material, or as having been incorporated by reference.

SHAREHOLDER PROPOSALS

According to Rule l4a-8 under the Securities Exchange Act of 1934, a shareholder may require that certain proposals suggested by shareholders be voted on at a shareholders meeting. Information concerning such proposals must be submitted to us for inclusion in our proxy statement. Such proposals for inclusion in our proxy materials relating to our next Annual Meeting must be received by us not later than March 31, 2005.

NOTICE TO BANKS, BROKERS/DEALERS, VOTING TRUSTEES, AND THEIR NOMINEES

Please advise us, in care of our corporate address, whether any other persons are the beneficial owners of the shares of common stock for which Proxies are being solicited from you, and, if so, the number of copies of the Proxy Statement, and other soliciting materials, you wish to receive in order to supply copies to the beneficial owners of shares.

OTHER BUSINESS

As of the date of this Proxy Statement, our management has no knowledge of any business, other than previously described herein, which should be presented for consideration at the meeting. In the event that any other business is presented at the meeting, we intend that the persons named in the enclosed Proxy will have authority to vote such Proxy in accordance with their best judgment on such business.

<center>**PROPOSAL ONE**</center>

<center>**AMENDING THE BYLAWS AND OR ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF BOARD POSITIONS TO FIVE (5)**</center>

Management requests shareholder approval of Amending the Bylaws and or Articles of Incorporation to increase the number of board positions to five (5). This action is sought for the purpose of expanding the board to a size more suitable for a public entity and to comply with the terms of the reorganization with VOS Systems, Inc. as discussed in proposal three. In the event this proposal is not approved the three individuals receiving the most votes "FOR" their election will be elected to the board. In the event that more than three nominees tie for the most votes the positions will be filled by a chance method to be determined by the current board.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the increase of the number of board positions two five, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the increase. Our Management recommends that shareholders vote "FOR" the increase in the number of board positions to five.

The amendment must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting

<center>**PROPOSAL TWO**</center>

<center>**ELECTION OF DIRECTORS**</center>

1st Net Technologies, Inc.'s Board of Directors currently consists of three directors of which one place is vacant. There are five nominees for director this year and the nominees serve as directors of VOS Systems, Inc. which is the company that approval of reorganization is sought in Proposal Three Each director to be elected will hold office until the next annual meeting of shareholders and until his successor is elected, or until the director's death, resignation or removal.

The nominees for the Board of Directors are as follows:

Allan J. Ligi, age 45**,** President, Chief Executive Officer and a Director of VOS Systems, Inc.
Allan J. Ligi, co-founder of VOS Systems, in charge of marketing, management, and finance. Mr. Ligi has significant technology-related management experience having previously managed at Rockwell's Rocketdyne Plant in Canoga Park, California. He was directly involved in the SSME (Space Shuttle Main Engine) manufacturing sector. Mr. Ligi holds a Bachelor of Science Degree in Business Administration with advanced studies in marketing and engineering. He is a graduate of numerous business training programs in management, sales, and marketing.

Mr. Ligi has been involved in the daily operations of all aspects of VOS Systems, Inc. and responsible for strategic development, with major emphasis on directing the marketing, management, and financial efforts. These include coordinating efforts with sales and marketing teams in developing product image, facilitating placement and distribution, working with the accounting group in financial forecasting, raising capital, tracking use of company funds, and establishing and maintaining management controls on operations with regards to productivity and profitability.

Richard B. Matulich, age 45, Chief Operations Officer and a Director of VOS Systems, Inc.
Richard B. Matulich, co-founder of VOS Systems, in charge of product research and development, manufacturing, and quality control. Mr. Matulich has successfully developed, operated, and sold for profit various businesses since 1980. As Regional Manager with W.R. Grace Corporation, Mr. Matulich managed over 120 employees and was responsible for production, purchasing, sales, budgeting, and profitability. Mr. Matulich has strong financial and statistical experience ensuring accurate forecasting and utilization analysis, including thorough knowledge of spreadsheets and business modeling. Most recently, Mr. Matulich was an independent computer consultant specializing in network design and administration. He has proficient experience in system analysis, design, implementation, and problem solving and is familiar with a wide variety of computer hardware, operating systems, and languages (e.g., IBM mainframe JCL, DOS, OS/2, Windows 95, C, C++, assembler, HTML, dBase III Novell, and Windows NT). Moreover, Mr. Matulich has experience with communications systems design, programming, and support for asynchronous, binary synchronous, TCP/IP, Ethernet and token-ring LAN, and various nonstandard protocols. In addition to these skills, he has worked in Internet and World-Wide Web (WWW) design and implementation, including Common Gateway Interface (CGI) scripts.

PROPOSAL TWO
ELECTION OF DIRECTORS
(continuation)

Mr. Matulich has attended the University of California Davis where he was a graduate of several businesses, management, and manufacturing programs. He brings with him experience in offshore manufacturing and extensive computer hardware and software knowledge as well as a diverse component electronics background. Interfacing with development engineers, Mr. Matulich brings product conceptualization to actual product development. He continues has been instrumental in advancing and expanding the VOS product lines.

Mr. Matulich has overseen all aspects of the day-to-day operations of VOS Systems, Inc., with responsibility for all operational activities for product management and development including designs, engineering, implementation, and deployment. Also, coordinating overseas manufacturing, quality control systems, and delivery schedules as well as maintaining operational policies and inventory strategy. Specific responsibilities included staffing, project budget management, scheduling, status reporting, and risk management. Responsibilities in product development included strategy for product development (methodology and architectures), preliminary designs, alternative evaluations, detailed design, technology assessments, and the functional specifications of the products.

Dennis LaVorgna, age 54, Chief Financial Officer and a Director of VOS Systems, Inc.
Dennis LaVorgna, CPA, is the Company's CFO and has been since the company's inception. Mr. LaVorgna has been instrumental in setting up the financial operations of the Company and continues to be an integral part of the evolution of the company's financial structure. Mr. LaVorgna graduated from Cleveland State University in 1974. After college he was employed by the international headquarters of Earnst & Earnst, CPA's where he gained experience as an auditor with both publicly traded and start up companies. He moved to San Diego in 1984 where he was employed by Jassoy, Graff & Douglas, CPA's where his experience was utilized to create the firm's business evaluation and litigation support department until 1989. He then took a position as the CFO of Pathology Medical Labs from 1990 until 1995. Presently Mr. LaVorgna is the President of LaVorgna and Associates, a full service accounting firm in San Diego.

Donald A. Nunn, age 57, Corporate Secretary, Legal Counsel and a Director of VOS Systems, Inc.
Donald A. Nunn, co-founder has been involved since the inception of VOS Systems, Inc. and served as legal counsel and a Board Member. Mr. Nunn graduated from the University of California Santa Barbara in 1969. He received his law degree from the University of San Diego in 1972. Mr. Nunn has served as pro-tem judge with the San Diego Superior Court judicial system from 1977-1982. He was president of the Poway Chamber of Commerce in 1987-1988.

Mr. Nunn has been responsible for the management and direction of all legal matters for VOS Systems Inc. Responsibilities including legal drafts, negotiations, and distribution of legal materials, development and maintenance of transactions involving all aspects of VOS Systems technology development, operations and services, management of intellectual property protection and prosecution of patents, trademarks, copyrights and trade secrets. Advisement and resolution of other general counsel type issues as needed

Arnold C. Ligi, age 72, service as a Director of VOS Systems, Inc.
Arnold C. Ligi has been a Director of VOS Systems, Inc. since its incorporation in November 1999. Mr. Ligi has served as an advisor and financial supporter to the Company since its inception in 1995. Mr. Ligi is a successful business entrepreneur, who has owned several businesses in the building and construction industry. He has over 40 years experience in the building trades having run several large general contracting companies from 1966-1990. In 1990 Mr. Ligi entered into the trade educational system by providing his expertise in Governmental Supported Programs for Youth Groups (JOB CORE). He held his tenure at the Job Core Program until 1996.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the election of the persons listed above, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the electing of such certain Director to office. Our Board of Directors does not contemplate that any nominee will be unable to serve as a Director for any reason, but if that should occur prior to the meeting, the Board of Directors reserves the right to substitute another person(s) of their choice as nominee(s). Each nominee must be approved by an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders. Our Management recommends that shareholders vote "FOR" the election of the nominees.

PROPOSAL THREE
APPROVAL OF THE REORGANIZATION OF VOS SYSTEMS, INC. AND 1ST TECHNOLOGIES, INC.

Management requests shareholder approval of the reorganization by and between 1st Net Technologies, Inc., a public Colorado corporation, and VOS Systems, Inc., a private California corporation. Upon completion of the reorganization agreement, 1st Net Technologies, Inc. will acquire 100% ownership of VOS Systems, Inc. The shareholders of VOS Systems, Inc. will be required to exchange each of their common shared for three common shares of 1st Net Technologies, Inc.

1st Net Technologies, Inc. had, prior to August 2001, primarily been in the Internet commerce and services business since its inception in 1997. The company's principal business operations had been in the State of California. In August 2001, 1st Net Technologies Board of Directors decided to suspend its California operations and, subsequently, moved the company's headquarters to Colorado, its original state of incorporation. With the closing of its California operations, 1st Net Technologies maintained no business operations, other then to manage its remaining assets and liabilities. Since August 2001, 1st Net Technologies, Inc. has been a "shell" company in search of a reorganization candidate.

VOS Systems, Inc., established in 1995 and incorporated in California in November 1999, is a California corporation based in Poway, California. VOS is an acronym for Voice Operated Switching. VOS Systems, Inc. is a technology company involved in the design, development, manufacturing, and marketing of consumer electronic products, platforms and services designed to give people voice command over their living environments.

The core business of VOS Systems Inc. is based on its patented application of embedded processor speech recognition as it applies to use in a variety of products developed and yet to be developed. The Company's first approved patent #6,188,986 B1 "Voice Activated Switch Method and Apparatus" covers the use of embedded processor speech recognition in a device that produces control signals in response to voice commands. This device is self-contained and requires no additional software or hardware. The device acts as a control interface between utility power and connected electrical devices by connecting, controlling or disconnecting power to the electrical devices based on voice commands.

Upon completion of the reorganization agreement by and between 1st Net Technologies, Inc. and VOS Systems, Inc., the strategic direction and business plans of VOS Systems, Inc. will be adopted. Such strategies and plans are expected to include new product development, the enhancement of existing technologies, and the definition of specific applications for such products and technologies, and the expansion of business-to-business (wholesale) applications.

Management believes the reorganization by and between 1st Net Technologies, Inc. and VOS Systems, Inc. brings value to the shareholders, and presents a viable business direction to establish and grow revenues for the company.

Management is not aware of any required state or federal regulatory requirements that must be complied with or approvals obtained to complete this reorganization with VOS Systems, Inc.

Management has not obtained any appraisals or expert opinions related to this reorganization with VOS systems, Inc. Factors management has considered when evaluating the terms of the reorganization with VOS Systems, Inc. include but are not limited to: The lack of business activities, market activity, business prospects and the potential liabilities of 1st Net Technologies, Inc. Additionally, VOS Systems, Inc. has a qualified and active management team, intellectual property and potential for growth.

1st Net Technologies, Inc., VOS Systems, Inc. and their affiliates have had no prior contractual arrangements, relationships or engaged in other negotiations for the periods represented by the accompanying financial statements.

Terms of the Share Exchange
The Share Exchange in connection with the Agreement and Plan of Reorganization consists exclusively of newly issued shares of Common Stock, $.001 par value per share, of 1st Net Technologies, Inc. and shall be a maximum of 36,050,000 shares issued and exchanged on the basis of three (3) shares of 1st Net Technologies, Inc. common shares for each common share of VOS Systems, Inc. with fractional shares being rounded up to the next whole share.

These newly issued shares of 1st Net Technologies, Inc. will be allocated among the Stockholders of VOS Systems, Inc. in the proportion of their share ownership of the outstanding shares of VOS Systems, Inc. Common Stock. Upon completion of the share exchange with the current shareholders of VOS Systems, Inc. they would own approximately 85% of the outstanding common stock of 1st Net Technologies, Inc., resulting in a change in control. 1st Net Technologies, Inc. would own 100% of the outstanding common stock of VOS Systems, Inc. and hold VOS Systems, Inc., a California Corporation as a wholly owned subsidiary.

<u>*Financial Information*</u>

Financial Information for VOS Systems, Inc. is included as exhibit 1 to this Proxy Statement.

The following is an index to exhibit 1:

Pro forma Financial Information is Included as exhibit 2 to this Proxy Statement

The following is an index to exhibit 2:

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" approval of the reorganization of VOS Systems, Inc. with 1st Net Technologies, Inc., unless shareholders specifically indicate in their Proxies that they desire to vote otherwise or abstain from voting. Approval requires an affirmative vote of a majority of the quorum of the shares present and entitled to vote at the Annual Meeting of Shareholders. Our Management recommends that shareholders vote "FOR" approval of the reorganization of VOS Systems, Inc. into 1st Net Technologies, Inc.

PROPOSAL FOUR
AMENDING THE ARTICLES OF INCORPORATION TO CHANGING THE NAME OF THE COMPANY TO VOS SYSTEMS, INC. OR SIMILAR.

Management requests shareholder approval of amending the Articles of Incorporation changing the name of the company to VOS Systems, Inc. or similar subject to availability and approval by the Colorado Secretary of State.

This change is recommended to reflect the new business direction of the company upon completion of the reorganization with VOS Systems, Inc. In the event that the reorganization is not approved the name will not be changed.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the amendment changing the company name, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the amendment. Our Management recommends that shareholders vote "FOR" the amendment changing the company name.

Amending the Articles of Incorporation changing the company name must be approved by an affirmative vote of a majority of the outstanding and issued shares entitled to vote at the meeting.

PROPOSAL FIVE
AMENDING THE ARTICLES OF INCORPORATION TO INCREASE THE NUMBER OF COMMON SHARES AUTHORIZED TO NINETY MILLION (90,000,000).

Management requests shareholder approval of Amending the Articles of Incorporation to increase the number of common shares authorized to ninety million (90,000,000). This increase is necessary to authorize enough shares to complete the reorganization with VOS Systems, Inc.

Our articles of incorporation currently authorize 40,000,000 common shares, $0.001 par value of which 6,395,357 shares are currently outstanding as of September 30, 2004. We require the additional authorized common shares to complete the share exchange discussed in proposal three which could result in a maximum of 36,050,000 new common shares being issued to the shareholders of VOS Systems, Inc. pursuant to the Plan of Reorganization.

In the event that the reorganization with VOS Systems, Inc. is not approved in proposal three and this proposal five is approved the amendment will be made to provide a corporate structure better positioned to complete a future reorganization or acquisition.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" amendment increasing the common shares authorized to ninety million (90,000,000), unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the amendment. Our Management recommends that shareholders vote "FOR" the amendment increasing the common shares authorized.

Amending the Articles of Incorporation increasing the common shares authorized must be approved by an affirmative vote of a majority of the outstanding and issued shares entitled to vote at the meeting.

PROPOSAL SIX
APPROVAL OF THE REQUIRED SHARE ISSUANCES TO COMPLETE THE SHARE EXCHANGE PURSUANT TO THE PLAN OF REORGANIZATION WITH VOS SYSTEMS, INC.

Management requests shareholder approval of the Share Exchange in connection with the Agreement and Plan of Reorganization consisting exclusively of newly issued shares of Common Stock, $.001 par value per share, of 1st Net Technologies, Inc. and shall be a maximum of 36,050,000 shares issued and exchanged on the basis of three (3) shares of 1st Net Technologies, Inc. common shares for each common share of VOS Systems, Inc. with fractional shares being rounded up to the next whole share.

These newly issued shares of 1st Net Technologies, Inc. will be allocated among the Stockholders of VOS Systems, Inc. in the proportion of their share ownership of the outstanding shares of VOS Systems, Inc. Common Stock.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the issuances to complete the share exchange, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the issuances. Our Management recommends that shareholders vote "FOR" the issuances to complete the share exchange.

The amendment must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting

APPROVAL OF THE DISTRIBUTION OF A COMPANY ASSET TO THE COMPANY CHAIRMAN AND PRESIDENT MR. JIM WATSON

Management requests shareholder approval of the distribution of an asset of the company to the Chairman and president Mr. Jim Watson pursuant to the plan of reorganization with VOS Systems, Inc. This action is sought for the purpose of complying with the terms of the reorganization with VOS Systems, Inc. as discussed in proposal three.

Pursuant to the Plan of Reorganization the parties have agreed as follows:
VOSS, FNTT and Mr. James H. Watson, Jr. agree that Mr. Watson shall personally assume responsibility for any FNTT debt that is currently outstanding as of the date of this Agreement, up to a maximum of $100,000 US dollars. Further, it is hereby agreed that Mr. Watson shall forgive any and all existing loans, other debts, or outstanding compensation due him from FNTT at this date. In consideration thereof, FNTT and VOSS do hereby agree to assign to Mr. Watson certain assets currently owned by FNTT, including the outstanding Promissory Note and Asset Purchase Agreement from LDI Group, LLC, a California limited liability corporation, and any other assets expressly listed and accepted by the parties as Schedule 7.22 to this Agreement.

The only asset identified by Mr. Watson is an agreement with Marketbyte, LLC and SSP Management Corp, a wholly owned subsidiary of 1ST Net Technologies, Inc. which was originally entered into on 2/23/2000, amended on 10/25/2000 and again on 12/03/2001. This is the agreement referenced as with LDI Group, LLC.

As disclosed in the notes to the financial statements included in the company's Form 10QSB for the period ended September 30, 2004:

Note 4: Note Receivable:
As of December 31, 2003, SSP was owed $10,000 on a promissory note and $317,655 in "other consideration" as part of the sale of its Internet newsletter in February 2000. During the nine months ended September 30, 2004, SSP received the final $10,000 payment on the promissory note and $23,545 towards the other consideration. Due to the uncertainty related to the collection of the "other consideration", no receivable has been recorded and any collections are recorded as income when received

Note 2: Related Party
As of December 31, 2003, the Company owed an officer $24,324 for working capital advances. The advances do not carry an interest rate and are due on demand. During the nine months ended September 30, 2004, the Company repaid $14,323. The balance of $10,001 owed to the officer at September 30, 2004 is included in the accompanying condensed consolidated financial statements as "Indebtedness to related party".

Factors management has considered when evaluating the terms of this asset distribution to Mr. Watson include but are not limited to: The uncertainty related to the collection of the "other consideration" of $317,655 outstanding. Mr. Watson's forgiveness of the remaining $8,001 debt owed and the agreement to personally assume responsibility for 1st Net Technologies, Inc. debt that is currently outstanding up to a maximum of $100,000 US dollars. Finally, the forgiveness of any accrued compensation claims for the continued services provided to maintain the company.

In the event this proposal is not approved the parties may amend or terminate the reorganization agreement in accordance with its terms.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the distribution of the asset, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the distribution. Our Management recommends that shareholders vote "FOR" the distribution of an asset to the company Chairman and president Mr. Jim Watson.
Approval of the distribution of an asset to the company Chairman and president Mr. Jim Watson pursuant to the plan of reorganization with VOS Systems, Inc. must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting.

PROPOSAL EIGHT

APPROVAL TO CHANGE THE FISCAL YEAR OF 1ST NET TECHNOLOGIES, INC. TO END ON SEPTEMBER 30 OF EACH YEAR

Management requests shareholder approval to change the fiscal year of 1st Net Technologies, Inc. to end on September 30 of each year. This action is sought for the purpose of matching the current fiscal year of VOS Systems Inc. to simplify future reporting by matching the parent and subsidiary fiscal years. The change is also expected to shift the timing of annual audits to a time period where less demands are on auditing accountants from the majority of issuers with December 31 fiscal years.

In the event this proposal is not approved the fiscal year would remain the same and the reorganization would not be impaired in any manner other that increased accounting costs to reconcile the differing fiscal years of the two entities.

It is the intention of the persons named in the accompanying form of Proxy to vote such Proxy "FOR" the change of fiscal year to September 30th, unless shareholders specifically indicate in their Proxies that they desire to abstain from voting for the change of fiscal year. Our Management recommends that shareholders vote "FOR" the change of fiscal year to September 30th

The amendment must be approved by an affirmative vote of a majority of the quorum of shares present and entitled to vote at the meeting

VOTING SECURITIES, PRINCIPAL HOLDERS

The holders of our $0.001 par value common stock have the exclusive voting rights at this Annual Meeting, with each share entitled to one vote. Only shareholders of record at the close of business on December 27, 2004 are entitled to notice of and to vote at the meeting and any adjournment thereof. As of September 30, 2004, we had 6,395,357 shares of common stock outstanding.

The following sets forth the number of our $0.001 par value common stock beneficially owned by (i) each person who, as of September 30, 2004, was known by us to own beneficially more than five percent (5%) of our common stock, (ii) our Directors, and (iii) our Officers and Directors of the Registrant as a group.

Name and Address of Beneficial Holder	Amount and Nature of Beneficial Ownership	Percent
Entrepreneur Investments, LLC [1] 1869 W. Littleton Blvd. Littleton, Colorado 80120	118,500 shares	1.85 %
JW Holdings Cor. [1] 1869 W. Littleton Blvd. Littleton, Colorado 80120	600,000 shares	9.38 %
5% or more Beneficial Ownership	718,500 shares	11.23 %
Officers and Directors as a Group	718,500 shares	11.23 %

[1] James H. Watson, Jr., the current President and CEO of 1st Net Technologies, Inc. is the managing member of Entrepreneur Investments, LLC, and also the President and sole shareholder of JW Holdings Corp.

Total number of shares of common stock issued and outstanding at record-date is 6,395,357; these shares are held by 203 shareholders of record with the Company's transfer agent.

All ownership is beneficial and of record except as specifically indicated otherwise. Beneficial owners listed above have sole voting and investment power with respect to the shares shown unless otherwise indicated.

SECTION 16(a) BENEFICIAL OWNERSHIP COMPLIANCE

Section 16(a) of the 1934 Act requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. To the best knowledge of the Company, based solely on review of the copies of such reports furnished to the Company and written representation that no other reports were required, all reports required to be filed pursuant to rule 16a-3(e) were filed for the most recent fiscal year.

DIRECTORS, OFFICERS, AND COMMITTEES

The following sets forth the names of the officers and directors of 1st Net Technologies, Inc.

NAME	POSITION	TENURE
James H. Watson, Jr. 1869 W. Littleton Boulevard Littleton, Colorado 80120	President and Chairman CEO, CFO, and Director	[1]
Daniel Nye 1869 W. Littleton Boulevard Littleton, Colorado 80120	Director	since 1/24/2002

[1] James H. Watson, Jr. has served as President since December 2000, as Chief Executive Officer and Chairman of the Board of Directors since June 30, 1999, and has been a member of the Board of Directors since 1997.

The directors shall be elected at an annual meeting of the stockholders and except as otherwise provided within the Bylaws of 1st Net Technologies, Inc., as pertaining to vacancies, shall hold office until his successor is elected and qualified.

The officers serve at the discretion of the Company's Directors. There are no familial relationships among the officers and directors, nor are there any arrangements or understanding between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

Committees

The Board of Directors held no meetings during the year ended December 31, 2003, but conducted board activities through unanimous consent board resolutions in lieu of meetings.

We have no committees of the Board of Directors.

Audit Committee

All members of our Board of Directors perform the responsibilities of the Audit Committee; providing oversight of the Company's accounting functions and internal controls.

Executive Compensation Committee

All members of our Board of Directors performed the responsibilities of the Executive Compensation Committee, and participated in deliberations and made decisions concerning executive officer compensation during the course of regular Board Meetings or board activities conducted through unanimous consent board resolutions in lieu of meetings.

Nominating Committee

All members of our Board of Directors acted as the Nominating Committee, and participated in deliberations and made decisions concerning director nominations during the course of regular Board Meetings or board activities conducted through unanimous consent board resolutions in lieu of meetings.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

| Position | Year | Annual Compensation | | | Award(s) | | Payouts | |
		Salary ($)	Bonus ($)	Other Annual Compensation ($CAD)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
James H. Watson, Jr.	2003	0	0	0	0	0	0	0
President and CEO	2002	0	0	0	0	0	0	0

As of September 30, 2004, 1st Net Technologies, Inc. had no group life, health, hospitalization, medical reimbursement or relocation plans in effect. Further, we had no pension plans or plans or agreements which provide compensation on the event of termination of employment or change in control of us.

1st Net Technologies, Inc. does not pay members of the Board of Directors any fees for attendance or similar remuneration or reimburse them for any out-of-pocket expenses incurred by them in connection with our business.

Compensation of Directors

There was no compensation paid to any directors of 1st Net Technologies, Inc. as director's fees.

Employment, Management and Consulting Agreements

No employment, managing or consulting agreements currently exist with any officer or employee.

1st Net Technologies, Inc.
1869 W. Littleton Boulevard
Littleton, Colorado 80120

PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
OF
1ST NET TECHNOLOGIES, INC.

THE UNDERSIGNED hereby appoints and constitutes James H. Watson, Jr. as his true and lawful agents and proxy, with full power of substitution and revocation, to attend, represent and to vote the shares of common stock of the undersigned at the Annual Meeting of Shareholders to be held at the Company's principal executive offices, 1869 W. Littleton Boulevard, Littleton, Colorado 80120, on February 17, 2005 at 10:00 a.m., local time, for the purpose set forth in the accompanying Notice of Annual Meeting of Shareholders and at any adjournment thereof, and on all matters coming before said meeting.

Management recommends a vote FOR items 1 through 8 and **SHARES WILL BE VOTED UNLESS YOU INDICATE OTHERWISE:**

1. Increasing the Board of Directors to five (5) positions.

    FOR_____   AGAINST_____   ABSTAIN_____

2. Approval of the following individuals to serve on the Board of Directors:

    Allan J. Ligi   FOR_____   ABSTAIN_____

    Richard B. Matulich   FOR_____   ABSTAIN_____

    Dennis LaVorgna   FOR_____   ABSTAIN_____

    Donald A. Nunn   FOR_____   ABSTAIN_____

    Arnold C. Ligi   FOR_____   ABSTAIN_____

3. Approval of the reorganization of VOS Systems, Inc., a California corporation, with 1st Net Technologies, Inc., a public Colorado corporation; Approval of Proposal #5, #6 and #7 are required to complete the reorganization

    FOR_____   AGAINST_____   ABSTAIN_____

4. Amending the Articles of Incorporation changing the company name to VOS Systems, Inc. or similar subject to availability and approval of the Colorado secretary of state.

    FOR_____   AGAINST_____   ABSTAIN_____

5. Amending the Articles of Incorporation to increase the number of common shares authorized to ninety million (90,000,000).

    FOR_____   AGAINST_____   ABSTAIN_____

6. Approval of the required share issuances to complete the share exchange pursuant to the plan of reorganization with VOS systems, Inc.

    FOR_____   AGAINST_____   ABSTAIN_____

7. Approval of the distribution of a company asset to the company Chairman and President, Mr. Jim Watson.

    FOR_____   AGAINST_____   ABSTAIN_____

8. Approval to change the fiscal year of 1st Net Technologies, Inc. to end on September 30th of each year.

    FOR_____   AGAINST_____   ABSTAIN_____

Dated: _____, 2005

(Printed name of Shareholder) _____

(Signature of Shareholder) _____

This Proxy Must Be Signed Exactly As Your Name Appears On Your Stock Certificate. Executors, Administrators, Trustees, Etc., Should Give Full Title As Such. If The Signer Is A Corporation, Please Sign Full Corporate Name By A Duly Authorized Officer.

**PLEASE MARK, SIGN, AND DATE AND RETURN THIS PROXY PROMPTLY.
THE FAILURE TO CHECK A BLOCK WILL BE TAKEN AS A VOTE FOR THE
PROPOSITION**.

EXHIBIT 1

VOS SYSTEMS INC.
FINANCIAL STATEMENTS

Index to Financial Statements

ARMANDO C. IBARRA
Certified Public Accountants
A Professional Corporation

Armando C. Ibarra, C.P.A.   Members of the California Society of Certified Public Accountants
Armando Ibarra, Jr., C.P.A., JD   Members of the American Institute of Certified Public Accountants
                                             Members of the Better Business Bureau since 1997

To the Board of Directors
VOS Systems, Inc.
1300 Danielson Street, Suite J
Poway, CA 92064

Report of Independent Registered Public Accounting Firm

We have audited the accompanying balance sheets of VOS Systems, Inc. as of September 30, 2004 and 2003 and the related statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VOS Systems, Inc. as of September 30, 2004 and 2003, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been presented on the basis that the company will continue as a going concern. As discussed in Note 2h to the financial statements, conditions exist that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2h. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Armando C. Ibarra
Armando C. Ibarra, C.P.A. - APC

November 23, 2004
Chula Vista, California

VOS SYSTEMS, INC.
Balance Sheets

<u>ASSETS</u>

	As of September 30, 2004	As of September 30, 2003
CURRENT ASSETS		
Cash	$ 11,107	$ 10,028
Accounts receivable	139,575	149,436
Inventory	128,405	281,521
Employee advances	500	-
Assets held for sale	351	-
Total Current Assets	279,938	440,985
NET PROPERTY & EQUIPMENT	57,951	84,400
OTHER ASSETS		
Net intangible assets	195,413	220,025
Security deposits	13,377	13,377
Total Other Assets	208,790	233,402
TOTAL ASSETS	$ 546,679	$ 758,787

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

	As of September 30, 2004	As of September 30, 2003
CURRENT LIABILITIES		
Accounts payable	$ 111,104	$ 250,780
Loans payable	318,700	187,100
Sales tax payable	168	746
Credit card payable	5,062	567
Accrued expenses payable	200	1,303
Total Current Liabilities	435,234	440,496
LONG-TERM LIABILITIES		
Stockholder loan	675,955	559,788
Total Long-Term Liabilities	675,955	559,788
TOTAL LIABILITIES	1,111,189	1,000,284
STOCKHOLDER'S EQUITY (DEFICIT)		
Common stock ($0.001 par value, 50,000,000 shares authorized: 8,825,254 and 8,341,921 shares issued and outstanding as of September 30, 2004 and 2003, respectively.)	8,826	8,343
Additional paid-in capital	4,157,098	4,012,581
Retained earnings (deficit)	(4,730,434)	(4,262,421)
Total Other Assets	(564,510)	(241,497)
TOTAL ASSETS	$ 546,679	$ 758,787

VOS SYSTEMS, INC.
Statements of Operations

	Year Ended September 30, 2004	Year Ended September 30, 2003
REVENUES		
Sales	$ 338,898	$ 688,669
Discounts	(6,483)	(2,908)
Total Revenues	332,415	685,761
Costs of revenues	247,272	218,918
GROSS PROFIT	85,143	466,843
OPERATING COSTS		
Depreciation and amortization expense	51,062	63,715
Bad debt	10,684	-
Administrative expense	486,043	504,774
Total Operating Costs	547,789	568,489
OPERATING INCOME (LOSS)	(462,646)	(101,646)
OTHER INCOME & (EXPENSES)		
Interest income	-	187
Interest expense	(5,367)	(67,739)
Total Other Income & (Expenses)	(5,367)	(67,552)
NET INCOME (LOSS)	$ (468,013)	$ (169,198)
BASIC EARNING (LOSS) PER SHARE	$ (0.06)	$ (0.02)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	8,351,165	8,341,921

See Notes to Financial Statements

E1-4

VOS SYSTEMS, INC.
Statement of Changes in Stockholder's Equity (Deficit)
From September 30, 2001 through September 30, 2004

	Common Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, September 30, 2001	7,663,750	7,664	2,822,971	(2,655,098)	175,537
Common stock issued for relief of debt on September 30, 2002	342,500	343	1,189,946		1,190,289
Common stock issued for compensation @ $0.001 per share	335,671	336	(336)		-
Net loss for year ended September 30, 2002				(1,438,125)	(1,438,125)
Balance, September 30, 2002	8,341,921	8,343	4,012,581	(4,093,223)	(72,299)
Net loss for year ended September 30, 2003				(169,198)	(169,198)
Balance, September 30, 2003	8,341,921	8,343	4,012,581	(4,262,421)	(241,497)
Common stock issued on September 24, 2004 for cash @ $0.30 per share	483,333	483	144,517		145,000
Net loss for year ended September 30, 2004				(468,013)	(468,013)
Balance, September 30, 2004	8,825,254	$ 8,343	$ 4,012,581	$(4,262,421)	$ (241,497)

See Notes to Financial Statements

VOS SYSTEMS, INC.
Statements of Cash Flows

	Year Ended September 30, 2004	Year Ended September 30, 2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (468,013)	$ (169,198)
Depreciation and amortization expense	51,062	63,715
(Increase) decrease in accounts receivable	9,861	74,141
(Increase) decrease in inventory	153,116	(8,122)
(Increase) decrease in employee advances	(500)	-
(Increase) decrease in investments	(351)	-
(Increase) decrease in prepaid taxes	-	800
Increase (decrease) in accounts payable	(139,676)	90,499
Increase (decrease) in sales tax payable	(578)	(312)
Increase (decrease) in credit card payable	4,495	515
Increase (decrease) in accrued expenses	(1,103)	1,303
Net Cash Provided by (Used in) Operating Activities	**(391,687)**	**53,341**
CASH FLOWS FROM INVESTING ACTIVITIES		
Net sale (purchase) of fixed assets	-	(3,095)
Net Cash Provided by (Used in) Investing Activities	**-**	**(3,095)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in loans payable	131,600	(75,100)
Change in common stock	483	-
Change in additional paid-in capital	144,517	-
Change in stockholder loan	116,167	-
Net Cash Provided by (Used in) Financing Activities	**392,767**	**(75,100)**
Net Increase (Decrease) in Cash	**1,079**	**(24,854)**
Cash at Beginning of Year	**10,028**	**34,882**
Cash at End of Year	**$ 11,107**	**$ 10,028**
Supplemental Cash Flow Disclosures:		
Cash paid during the year for interest	$ 5,367	$ 67,739
Cash paid during the year for taxes	$ -	$ -

See Notes to Financial Statements

E1-6

VOS SYSTEMS, INC.
Notes to Financial Statements
As of September 30, 2004 and 2003

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS

VOS Systems, Inc. (VOS or the Company), was incorporated on November 9, 1999 under the laws of the State of California. Formerly, the Company was established in March 1996 as a Legal Liability Company. VOS is a leading developer of voice recognition technology and is currently involved in product development and patent acquisition.

The Company's operations have been directed primarily toward raising capital, developing business strategies, research and development, establishing sources of supply and foreign manufacturing facilities, acquiring operating assets, initial production, and recruiting personnel.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The Company's policy is to use the accrual method of accounting to prepare and present financial statements, which conform to generally accepted accounting principles ("GAAP"). The company has elected a September 30, year-end.

b. Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

c. Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowances for doubtful accounts are required. If amounts become uncollectible, they will be charged to operations when that determination is made.

d. Estimates and Adjustments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In accordance with FASB 16 all adjustments are normal and recurring. See note 2i regarding the Companies revenue recognition policy.

e. Intangible Assets

Intangible assets consist principally of patents and license fees and are carried at cost less accumulated amortization. Costs are amortized on an accelerated basis over a period of 15 years.

f. Inventory

Inventory is stated at the lower of cost (first-in, first-out) or market. Inventory costs include any material, labor and manufacturing overhead incurred by the Company in the production of inventory.

g. Property and Equipment

Property, equipment and leasehold improvements are stated at costs less accumulated depreciation or amortization. Maintenance and repairs, as well as renewals for minor amounts are charged to expenses. Renewals and betterments of substantial amount are capitalized, and any replaced or disposed units are written off.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.   Basis of Presentation and Considerations Related to Continued Existence (going concern)

The Company's financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The Company's management intends to raise additional operating funds through operations, and debt or equity offerings. Management has yet to decide what type of offering the Company will use or how much capital the Company will raise. There is no guarantee that the Company will be able to raise any capital through any type of offerings.

i. Revenue Recognition and Deferred Revenue

Revenue includes the following: The retail and wholesale of the Company's voice activated products. The Company recognizes revenue when a sale is completed.

j. Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

NEW ACCOUNTING PRONOUNCEMENTS:

In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections ("SFAS 145"). Among other things, SFAS 145 eliminates the requirement that gains and losses from the extinguishments of debt be classified as extraordinary items. SFAS 145 is effective for fiscal years beginning after May 15, 2002, with early adoption permitted. The adoption of SFAS 145 did not have a material effect on the Company's financial statements.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The adoption of SFAS 146 did not have an effect on the Company's financial statements.

In October 2002, the Financial Accounting Standards Board issued SFAS No. 147, "Acquisitions of Certain Financial Institutions – an amendment of FASB Statements No. 72 and 144 and FASB interpretation No. 9". SFAS 147 removes acquisitions of financial institutions from the scope of both Statement 72 and interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142 Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor and borrower relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement 144 requires for other long-lived assets that are held and used. SFAS 147 is effective October 1, 2002. The adoption of SFAS 147 did not have an effect on the Company's financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" (SFAS 148). SFAS 148 amends SFAS No. 123 "Accounting for Stock-Based compensation" (SFAS 123), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.

NOTE 3. PROPERTY & EQUIPMENT

Property is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs, which do not extend asset lives, are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives ranging from 27.5 years for commercial rental properties, 5 years for tenant improvements, and 5 - 7 years on furniture and equipment.

	September 30, 2004	September 30, 2003
Office equipment	$ 47,673	$ 47,673
Equipment	116,875	116,875
Computer	51,559	51,559
	$ 216,107	$ 216,107
Less Accumulated Depreciation	(158,157)	(131,707)
Net Property and Equipment	**$ 57,951**	**$ 84,400**

The Company's intangible assets consist principally of patents and license fees and are carried at cost less accumulated amortization. Costs are amortized on an accelerated basis over a period of 15 years. Depreciation and amortization expense for the years ended September 30, 2004 and 2003 were $51,062 and $63,715, respectively.

NOTE 4. INVENTORY

The Company's inventory at September 30 was:

	September 30, 2004	September 30, 2003
Total Inventory	**$ 128,405**	**$ 281,521**

NOTE 5. COMMITMENTS AND CONTINGENCIES

On April 1, 2000, the Company began leasing real property in Poway, California. The operating lease is for a period of five years with one three-year renewal option. At September 30, 2004, minimum annual rental commitments under this non-cancelable lease were as follows:

Year Ending	
2002	51,948
2003	54,030
2004	56,190
2005	28,644

NOTE 6. RELATED PARTY TRANSACTION

Loan payable stockholder:

From inception through 2004, funds were advanced from a major stockholder to finance the cost of operations. Effective October 29, 1999, a note was generated for the amount of $725,000 plus interest at 7.75%, to be paid in monthly installments over a period of ten years. As of September 30, 2004 the balance due on this note is $675,955. Due to the Company's financial limitations the stockholder agreed to not accrue interest on the outstanding note effective October 1, 2001.

NOTE 7. LOANS PAYABLE

Loans payable as of September 30, 2004, consist of the following:

Unsecured promissory note of $204,250, that accrues interest at 10% per annum.	$ 204,250
Unsecured promissory note of $24,200, that accrues interest at 10% per annum	24,200
Unsecured promissory note of $32,500, that accrues interest at 10% per annum	32,500
Unsecured promissory note of $6,500, that accrues interest at 10% per annum	6,500
Unsecured promissory note of $51,250, that accrues interest at 10% per annum	51,2500
TOTALS	$ 318,700

NOTE 8. BASIC & DILUTED INCOME / (LOSS) PER COMMON SHARE

Basic gain (loss) per common share has been calculated based on the weighted average number of shares of common stock outstanding during the period. Diluted gain (loss) per common share is calculated based on the weighted average number of shares of common, preferred stock, and stock options outstanding during the period. The variance between basic and diluted weighted average is the addition of preferred stock and stock options in the calculation of diluted weighted average per share. As of September 30, 2004, their has been no need to calculate diluted income / (loss) per share.

	September 30, 2004	September 30, 2003
Net income (loss) from operations	$ (468,013)	$ (169,189)
Basic income / (loss) per share	$ (0.06)	$ (0.02)
Weighed average number of shares outstanding	8,351,165	8,341,921

NOTE 9. INCOME TAXES

Income taxes are provided in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes. A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carryfowards. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

At September 30, 2004 the Company has significant operating and capital losses carryfoward. The tax benefits resulting for the purposes have been estimated as follows:

	September 30, 2004
Beg. Retained Earnings (Deficit)	$ (4,262,421)
Net Income (Loss) for Year ended 9/30/04	(468,013)
Ending Retained Earnings (Deficit)	$ (4,730,434)
Gross income tax benefit	$ 1,608,348
Valuation allowance	(1,608,348)
Net income tax benefit	$ -

The net operating loss expires twenty years from the date the loss was incurred. The retained earning balance includes accumulated comprehensive income (loss). In accordance with SFAS 109 paragraph 18 the Company has reduced its deferred tax benefit asset by a valuation allowance due to negative evidence that has caused the Company to feel it is more likely than not that some portion or all of the deferred tax asset will not be realized. No portion of the valuation allowance will be allocated to reduce goodwill or other non-current intangible asset of an acquired entity. There are no temporary differences or carryforward tax effects that would significantly affect the Company's deferred tax asset. Utilization of the net operating losses and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization. None of the valuation allowance recognized was allocated to reduce goodwill or other non-current intangible assets of an acquired entity or directly to contributed capital.

NOTE 10. STOCK TRANSACTIONS

Transactions, other than employees' stock issuance, are in accordance with paragraph 8 of SFAS 123. Thus issuances shall be accounted for based on the fair value of the consideration received. Transactions with employees' stock issuance are in accordance with paragraphs (16-44) of SFAS 123. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable.

On September 30, 2002 the Company issued 342,500 shares of common stock to settle outstanding debt.

On September 30, 2002 the Company issued 335,671 shares of common stock for employee compensation valued at $0.001 per share.

On September 24, 2004 the Company issued 483,333 shares of common stock for cash valued at $0.30 per share.

As of September 30, 2004 the Company had 8,825,254 shares of common stock issued and outstanding.

NOTE 11. STOCKHOLDERS' EQUITY

The stockholders' equity section of the Company contains the following classes of capital stock as of September 30, 2004:

Preferred stock, nonvoting, $1.00 par value; 1,000,000 shares authorized: -0- shares issued and outstanding.

Common stock, $0.001 par value; 50,000,000 shares authorized: 8,825,254 shares issued and outstanding.

NOTE 12. ISSUANCE OF SHARES FOR SERVICES – STOCK OPTIONS

The company has a nonqualified stock option plan, which provides for the granting of options to key employees, consultants, and nonemployee's directors of the Company. These issuances shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, or whichever is more readily determinable. The Company has elected to account for the stock option plan in accordance with paragraph 30 of SFAS 123 where the compensation to employees should be recognized over the period(s) in which the related employee services are rendered. In accordance with paragraph 19 of SFAS 123 the fair value of a stock option granted is estimated using an option-pricing model.

As of September 30, 2004 all stock options had been converted into common stock.

1st NET TECHNOLOGIES, INC.
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

1ST NET TECHNOLOGIES, INC.
Pro Forma Balance Sheets
For the Nine Months Ended September 30, 2004

	1st Net Technologies, Inc.	VOS Systems, Inc.	Total Pro Forma
ASSETS			
Current Assets			
Cash	$ 8,316	$ 11,107	$ 19,423
Accounts receivable	-	139,575	139,575
Marketable securities	205	-	205
Inventory	-	128,405	128,405
Employee advances	-	500	500
Assets held for sale	-	351	351
Total Current Assets	8,521	279,938	288,459
Net Property & Equipment	-	57,951	57,951
Other Assets			
Investment, at cost	500	-	500
Net tangible assets	-	195,413	195,413
Security deposits	-	13,377	13,377
Total Other Assets	500	298,790	209,290
TOTAL ASSETS	$ 9,021	$ 546,679	$ 555,700


1ST NET TECHNOLOGIES, INC.
Pro Forma Balance Sheets
For the Nine Months Ended September 30, 2004


	1st Net Technologies, Inc.	VOS Systems, Inc.	Total Pro Forma
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts payable	$ 82,277	$ 111,104	$ 193,381
Loans payable	-	318,700	318,700
Sales tax payable	-	168	168
Credit card payable	-	5,062	5,062
Capital lease obligation	49,039	-	49,039
Accrued expenses payable	40,000	200	40,200
Total Current Liabilities	171,316	435,234	606,550
Long-Term Liabilities			
Stockholder loan	10,001	675,955	685,956
Total Long-Term Liabilities	10,001	675,955	685,956
TOTAL LIABILITIES	181,317	1,111,189	1,292,506
Stockholders' Equity			
Common Stock	6,395	8,826	15,221
Paid in capital	6,093,485	4,157,098	10,250,583
Accumulated other comprehensive income	(79,061)	-	(79,061)
Retained earnings (deficit)	(6,193,115)	(4,730,434)	(10,923,549)
Total Stockholders' Equity	(172,296)	(564,510)	(736,806)
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 9,021	$ 546,679	$ 555,700

1ST NET TECHNOLOGIES, INC.
Statements of Operations
For the Nine Months Ended September 30, 2004

	1st Net Technologies, Inc.	VOS Systems, Inc.	Total Pro Forma
REVENUES			
Sales	$ -	$ 332,415	$ 332,415
Total Revenues	-	332,415	332,415
Cost of revenues	-	247,272	247,272
GROSS PROFIT	-	85,143	85,143
OPERATING COSTS			
Depreciation and amortization	-	51,062	51,062
Bad debt expenses	-	10,684	10,684
Administrative expenses	2,766	486,043	488,809
Total Operating Costs	2,766	547,789	550,555
OPERATING INCOME (LOSS)	(2,766)	(462,646)	(465,412)
OTHER INCOME & (EXPENSES)			
Interest expense	-	(5,367)	(5,367)
Total Other Income & (Expenses)	-	(5,367)	(5,367)
NET INCOME (LOSS)	$ (2,766)	$ (468,013)	$ (470,779)
BASIC EARNINGS (LOSS) PER SHARE	(0.00)	(0.06)	(0.06)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	6,395,357	8,351,165	7,939,639